Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2013

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for
Condensed Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2012, with any changes described in these unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

May 13, 2013

2

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

	March 31,	December 31,
	2013	2012
ASSETS
Current assets
Cash and cash equivalents (Note 4)	$1,592,997	$274,696
Short-term investments (Note 4)	41,988,947	47,418,997
Marketable securities (Note 4)	7,162	9,521
Amounts receivable (Note 4)	302,021	337,907
Advances, prepaid expenses, and supplies (Note 5)	1,094,977	722,402

	44,986,104	48,763,523

Property and equipment (Note 6)	5,128,804	146,010
Mineral properties (Note 7)	46,680,519	46,680,519

Total assets	$96,795,427	$95,590,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Notes 4 and 9)	$7,941,318	$2,109,984

Decommissioning and restoration liability	6,290,724	6,284,770

Shareholders' equity:
Share capital (Note 8)	180,170,247	180,170,247
Share-based payments reserve (Note 8)	1,440,908	1,233,857
Deficit	(99,050,300)	(94,213,695)
Accumulated other comprehensive income	2,530	4,889

Total shareholders' equity	82,563,385	87,195,298

Total liabilities and shareholders' equity	$96,795,427	$95,590,052

Going Concern (Note 1)

Contingencies and commitments (Note 7)

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

3

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Expenses:
Consulting fees (Note 9)	$(554,716)	$(702,500)
Depreciation	(7,040)	(4,482)
Exploration and evaluation expenses	(3,759,002)	(3,032,308)
Gahcho Kué Project management fee	(273,867)	(87,565)
Office and administration	(76,637)	(76,256)
Professional fees	(87,522)	(318,149)
Promotion and investor relations	(32,620)	(63,980)
Director fees	(72,977)	(68,102)
Transfer agent and regulatory fees	(72,103)	(66,828)
Travel	(19,511)	(31,663)

Loss for the period from operations	$(4,955,995)	$(4,451,833)

Items that may be reclassified subsequently to profit and loss:
Accretion expense on decommissioning and restoration liability	(5,954)	(6,931)
Other income:
Interest income	125,344	51,408

Net loss for the period	(4,836,605)	(4,407,356)

Other Comprehensive (Loss) Income
Change in fair value of available-for-sale marketable securities	(2,359)	3,313
Comprehensive loss for the period	$(4,838,964)	$(4,404,043)

Basic and diluted loss per share (Note 8 (iv))	$(0.05)	$(0.05)

Weighted average number of shares outstanding	94,168,151	80,404,899

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

4

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income (loss)	Total

Balance, December 31, 2011	80,345,558	$146,911,995	$1,083,422	$(90,876,085)	$13,046	$57,132,378
Net loss for the period				(4,407,356)	-	(4,407,356)
Issuance of common shares – exercise of options	300,000	516,000	-		-	516,000
Fair value of options exercised from Share-based Payments Reserve	-	268,405	(268,405)	-	-	-
Share-based payment expense	-	-	463,500	-	-	463,500
Other Comprehensive Income:
Available-for-sale financial assets
- current period unrealized gains	-	-	-	-	3,313	3,313
Balance, March 31, 2012	80,645,558	$147,696,400	$1,278,517	$(95,283,441)	$16,359	$53,707,835

Balance, December 31, 2012	94,168,151	180,170,247	1,233,857	(94,213,695)	4,889	87,195,298
Net loss for the period	-	-	-	(4,836,605)	-	(4,836,605)
Share-based payment expense	-	-	207,051	-	-	207,051
Other Comprehensive Loss:
Available-for-sale financial assets
- current period unrealized losses	-	-	-	-	(2,359)	(2,359)
Balance, March 31, 2013	94,168,151	$180,170,247	$1,440,908	$(99,050,300)	$2,530	$82,563,385

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

5

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Cash provided by (used in):
Operating activities:
Net loss for the period	$(4,836,605)	$(4,407,356)

Adjustments:
Accretion expense on decommissioning and restoration liability	5,954	6,931
Depreciation	7,040	4,482
Stock-based compensation	207,051	463,500
Interest income	(125,344)	(51,408)

Changes in non-cash operating working capital:
Amounts receivable	35,886	1,211,130
Advances, prepaid expenses and supplies	(372,575)	11,812
Accounts payable and accrued liabilities	2,981,183	2,048,332
	(2,097,410)	(712,577)
Investing activities:
Interest income	125,344	51,408
Purchase of property and equipment	(2,139,683)	(45,663)
Redemption of short-term investments	5,430,050	667,211
	3,415,711	672,956
Financing activities:
Proceeds from option exercises	-	516,000
	-	516,000

Increase in cash and cash equivalents	1,318,301	476,379
Cash and cash equivalents, beginning of period	274,696	21,546
Cash and cash equivalents, end of period	$1,592,997	$497,925

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

6

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2013
In Canadian Dollars
(Unaudited)

1.	Nature of Operations AND GOING CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” or the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the New York Stock Exchange – MKT under the symbol ‘MDM’.

The Company is in the process of permitting and developing its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Mineral Properties” are dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at March 31, 2013, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company’s liabilities as they become payable. The Company’s ability to continue operations beyond the next twelve months is dependent on the successful permitting, the ability of the Company to obtain necessary financing to fund its operations, the successful construction of the Gahcho Kué Project, and the future production or proceeds from developed properties.

The Company’s primary mineral asset is in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the three months ended March 31, 2013 and year ended December 31, 2012, the Company incurred losses, and had negative cash flows from operating activities, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $37,044,786 at March 31, 2013, including $43,581,944 cash and cash equivalents and short-term investments, the Company has insufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional funding to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit and debt facilities, as well as the exercise of outstanding options. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Authorization of Financial Statements

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2013 were approved by the Audit Committee on behalf of the Board of Directors on May 13, 2013.

7

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2013
In Canadian Dollars
(Unaudited)

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.  Except as discussed in Note 3, these interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

3.	Significant accounting policies AND SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

(i)	Basis of consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué Project has been proportionally consolidated (see Note 7).

(ii)	Significant accounting policies

Except as disclosed below, the significant accounting policies have not changed from the significant accounting policies presented in the audited consolidated financial statements for the year ended December 31, 2012.

(iii)	Standards, amendments and interpretations to existing standards

The following new accounting standards and amendments which the Company adopted and are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not have a material effect on our condensed consolidated interim financial statements for the current period or the prior period presented.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venturer recognizes its share of each of the assets, liabilities, revenue and expenses of the joint operation. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company has determined that its interest in its joint arrangement, the Gahcho Kué Joint Venture (the “Project” or the “Gahcho Kué Project”), is a joint operation under IFRS 11 and, accordingly have recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The adoption of IFRS 11 did not have a material effect on our condensed consolidated interim financial statements for the current period or prior period presented.

IFRS 12 Disclosure of Interest in Other Entities

IFRS 12, Disclosure of Interest in Other Entities includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and is applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

8

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The disclosure required under IFRS 13 for the condensed consolidated interim financial statements have been included in Note 4.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of the amendment. The adoption of the amended standard did not have a material effect on the condensed consolidated interim financial statements.

(iv)        Significant accounting judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)         Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)         Mineral reserves

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven mineral reserves or measured and indicated and inferred mineral estimates may impact the carrying value of the properties.

b)         Impairment analysis – mineral properties

The Company reviews its Mineral Properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 - Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the Company to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The Company’s assessment is that as at March 31, 2013, there are no indicators of impairment in the carrying value of its mineral properties.

ii)        Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

9

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

a)         Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)         Impairment analysis - mineral properties

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. If indicators of impairment are identified, management will perform an impairment test in accordance with IAS 36 – Impairment of assets (“IAS 36”). IAS 36 requires the Company to make certain judgments, assumptions, and estimates in determining the estimate of the net recoverable amount. Impairments are recognized when the carrying values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the consolidated balance sheet for Mineral Properties” represent the Company’s assumption that the amounts are recoverable. As a result of the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known.

c)         Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d)         Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e)         Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

10

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

4.          Financial instruments

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets as at March 31, 2013 and December 31, 2012 measured at fair value are summarized in the following table:

	March 31, 2013
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,592,997	$-	$-
Short-term investments	-	41,988,947	-
Marketable securities	7,162	-	-

	December 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$274,696	$-	$-
Short-term investments	-	47,418,997	-
Marketable securities	9,521	-	-

Short-term investments at March 31, 2013 and December 31, 2012 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution. GICs are measured using a discounted cash flow model, the future value of the GIC is discounted to the reporting period using the market interest rate.

The quoted market value of marketable securities at March 31, 2013 and December 31, 2012 was $7,162 and $9,521, respectively. The original cost of these marketable securities at March 31, 2013 and December 31, 2012 was $4,632 for both periods.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

11

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

The carrying amounts by classification are:

	Balance as at
	March 31,	December 31,
	2013	2012
Financial assets

Fair Value Through Profit or Loss
Cash and cash equivalents	$1,592,997	$274,696
Short-term investments	41,988,947	47,418,997

Loans and receivables
Amounts receivable	302,021	337,907

Available-for-Sale
Marketable securities	7,162	9,521

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(7,941,318)	(2,109,984)

	$35,949,809	$45,931,137

The Company had no transactions with marketable securities classified as available-for-sale during the period ended March 31, 2013 or the year ended December 31, 2012.

5.          ADVANCES, PREPAID EXPENSES, AND SUPPLIES

	March 31,	December 31,
	2013	2012
Advances	$-	$115
Prepaids expenses	710,237	722,287
Supplies	384,740	-
	$1,094,977	$722,402

Supplies consist of $261,865 of diesel fuel and $122,875 of spare parts as at March 31, 2013.

12

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

6.          PROPERTY AND EQUIPMENT

The Company’s property and equipment as at March 31, 2013 and December 31, 2012 are as follows:

	Office		Production	Computer	General	Assets under
	furniture	Vehicles	equipment	equipment	infrastructure	construction	Total
Cost
At January 1, 2012	$-	$59,992	$5,635	$1,207	$-	$-	$66,834
Additions	32,996	-	-	6,615	7,326	77,094	124,031
At December 31, 2012	32,996	59,992	5,635	7,822	7,326	77,094	190,865
Additions	-	-	25,472	-	-	4,964,362	4,989,834
At March 31, 2013	$32,996	$59,992	$31,107	$7,822	$7,326	$5,041,456	$5,180,699

Accumulated depreciation
At January 1, 2012	$-	$(22,496)	$(845)	$(268)	$-	$-	$(23,609)
Depreciation	(6,049)	(11,998)	(1,127)	(1,950)	(122)		(21,246)
At December 31, 2012	(6,049)	(34,494)	(1,972)	(2,218)	(122)	-	(44,855)
Depreciation	(1,650)	(2,999)	(1,555)	(652)	(184)	-	(7,040)
At March 31, 2013	$(7,699)	$(37,493)	$(3,527)	$(2,870)	$(306)	$-	$(51,895)

Carrying amounts
At January 1, 2012	$-	$37,496	$4,790	$939	$-	$-	$43,225
At December 31, 2012	$26,947	$25,498	$3,663	$5,604	$7,204	$77,094	$146,010
At March 31, 2013	$25,297	$22,499	$27,580	$4,952	$7,020	$5,041,456	$5,128,804

During March 2013, the Company through its 49% share in the Gahcho Kué Project capitalized assets totaling $4,964,362.

7.          MINERAL PROPERTIES

The Company holds a 49% interest in the Gahcho Kué Project located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint operation between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Project is a related party under IAS 24 – Related Parties.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint operation in accordance with IFRS 11 – Joint arrangements. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint operation, and recorded them in its consolidated financial statements.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

13

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)          The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b)          Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c)          Each Participant will contribute their proportionate share to the future project development costs;

(d)          Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e)          The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

(f)          The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (the Company’s contribution to the 2009 Joint Arrangement expenses to date of execution of the 2009 Agreement – paid and expensed);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of the feasibility study; (paid - $4,417,421 to December 31, 2012, included in “Mineral Properties”; no further payments are expected);
•	$10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in “Mineral Properties”);
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance of approximately $24.4 million plus accumulated interest within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Mineral Properties as “acquired exploration and evaluation”.

The continuity of the Mineral Properties is as follows:

14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

Balance, December 31, 2010	$35,901,973
Change in expected decommissioning and restoration liability	410,593
Amounts capitalized for sunk cost repayments in the year	10,237,929
Balance, December 31, 2011	$46,550,495
Change in expected decommissioning and restoration liability	78,965
Amounts capitalized for sunk cost repayments in the year	51,059
Balance, December 31, 2012	$46,680,519
Change in expected decommissioning and restoration liability	-
Amounts capitalized for sunk cost repayments in the period	-
Balance, March 31, 2013	$46,680,519

The Company’s proportional interest (49%) of commitments by the operator of the Gahcho Kué Project is $2,343,144.

8.          SHAREHOLDERS’ EQUITY

i.            Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.          Share capital and share-based payments reserve

The number of shares issued and fully paid as at March 31, 2013 is 94,168,151. There are no shares issued but not fully paid.

iii.         Stock Options

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at March 31, 2013, there were 5,265,774 shares available to be issued under the Plan.

The following table summarizes information about the stock options outstanding and exercisable:

	March 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	794,000	$2.12	964,000	$2.16
Granted during the period	250,000	4.08	200,000	4.84
Exercised during the period	-	-	(370,000)	1.63
Balance at end of the period	1,044,000	$3.32	794,000	$2.12
Options exercisable at the end of the period	944,000		794,000

The fair value of the 250,000 stock options granted during the period has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

	March 31,	December 31,
	2013	2012
Exercise price	$4.06 - $4.11	$4.84
Expected volatility	43.70% - 43.96%	66.29%
Expected option life	3.08 - 3.36 years	3.5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.14% - 1.28%	1.50%

The following table summarizes share options outstanding at the end of periods presented:

	March 31, 2013		December 31, 2012
	Range of exercise prices	Weighted average remaining contractual life	Range of exercise prices	Weighted average remaining contractual life
Options outstanding at the end of the period:	$1.26 - $6.13	2.61 years	$1.26 - $6.13	2.12 years

The following tables reflect the Black-Scholes values, the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at March 31, 2013 and December 31, 2012.

At March 31, 2013
	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
November 23, 2013	$283,272	444,000	0.28	years	1.26
January 9, 2016	487,085	150,000	0.40	years	6.13
March 8, 2017	463,500	200,000	0.75	years	4.84
January 31, 2018	133,700	100,000	0.46	years	4.08
March 10, 2018	129,300	100,000	0.47	years	4.06
March 17, 2018	64,250	50,000	0.24	years	4.11
	$1,561,107	1,044,000	2.61	years	3.32

At December 31, 2012
	Black-Scholes	Number of	Weighted Average		Exercise
Expiry Date	Value	Options	(Years)		Price
November 23, 2013	$283,272	444,000	0.50	years	1.26
January 9, 2016	487,085	150,000	0.57	years	6.13
March 8, 2017	463,500	200,000	1.05	years	4.84
	$1,233,857	794,000	2.12	years	3.08

The share-based payments expense of $207,051 for the three months ended March 31, 2013 is recorded in Consulting fees (March 31, 2012 - $463,500).

16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

For the year ended December 31, 2012, 370,000 stock options were exercised for gross proceeds of $604,200.

iv.         Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Numerator
Net loss for the period	$(4,836,605)	$(4,407,356)

Denominator
For basic - weighted average number of shares outstanding	94,168,151	80,404,899
Effect of dilutive securities	-	-
For diluted - adjusted weighted average number of shares outstanding	94,168,151	80,404,899

Earnings Per Share
Basic	$(0.05)	$(0.05)
Diluted	$(0.05)	$(0.05)

For the three months ended March 31, 2013, stock options totaling 1,044,000 (794,000 stock options at March 31, 2012) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

9.          RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Project, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Bottin (International) Investments Ltd., the operator of the Gahcho Kué Project, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Project relate to the funding of the Company’s interest in the Gahcho Kué Project for the current year’s expenditures and capital additions. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2013

In Canadian Dollars

(Unaudited)

	March 31,	December 31,
	2013	2012
The total of the transactions:
Bottin - Stand-by Fee under Stand-by Agreement	$-	$706,261
Kennady Diamonds	60,000	120,940
Remuneration	463,113	1,477,715
Payable to the operator of the Gahcho Kué Project	5,337,554	685,290
Payable to key management personnel	111,083	30,180

The remuneration of directors and other members of key management personnel for the three months ended March 31, 2013 and the year ended December 31, 2012 were as follows:

	March 31,	December 31,
	2013	2012
Consulting fees, director fees, bonus and other short-term benefits	$256,062	$1,014,215
Share-based payments	207,051	463,500
	$463,113	$1,477,715

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

10.         SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

18